Exhibit 99.1

Santiago, November 24, 2009

SBIF/1457/09

Mr.

Gustavo Arriagada Morales

Superintendent of Securities and Insurance

RE: COMMUNICATING MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, CorpBanca hereby informs you of the material event regarding the company, its business, its capital stock or the offering of its capital stock:

At the extraordinary meeting of the board of directors held on November 24, 2009, and in reliance on the faculties delegated at the Extraordinary General Shareholders’ Meeting held on October 15, 2009, in respect of the issuance of 5,672,732,264 of CorpBanca’s shares, the board of directors:

1.	Set the price of each share to be issued by CorpBanca preferentially, with a preferential offering period of 30 calendar days from the date of publication of such offering, as well as the second preferential period of 45 calendar days from the expiration of the first preferred offering period, in an amount equal to Ch$3.50.

2.	The process pursuant to which the board of directors agreed to issue the share of CorpBanca is: (i) a publication to be dated November 26, 2009 referring to Article 104 of the Corporation Law that sets forth the rights of shareholders who are record shareholders in CorpBanca’s Shareholders’ Registry as of the fifth business day prior the commencement of preferred offering; (ii) a publication to be dated December 6, 2009 as to the preferred offerings and the issuance of the relevant shares; (iii) the expiration of the first preferred offering period on January 4, 2010; and (iv) the commencement of the second preferred offering period on January 5, 2010; (v) the expiration of the second preferred offering period on February 18, 2010.

3.	The relevant publications will be available in the Chilean newspaper Diario La Tercera.

Sincerely,

Cristian Canales Palacios
Division Manager – Legal Services